PRESS RELEASE	APRIL 30, 2024

Largo Announces Cost Reduction and Productivity Improvements at its Maracás Menchen Mine; Reports Q1 2024 Production and Sales Results
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q1 2024 Highlights

  V2O5 production of 1,729 tonnes (3.8 million lbs1) in Q1 2024 vs. 2,111 tonnes produced in Q1 2023; Within the lower range of Company's quarterly production guidance of 1,700-2,200 tonnes for Q1 2024

  Lower Q1 2024 production was expected and is largely attributable to the completion of the Company's planned kiln refractory replacement; Annual maintenance actions were performed concurrently in the crushing, milling, ilmenite, leaching and chemical sections of the plant; The Company maintains its annual production guidance for 2024

  V2O5 equivalent sales of 2,765 tonnes (inclusive of 156 tonnes of purchased material) in Q1 2024 vs. 2,849 equivalent tonnes sold (inclusive of 245 tonnes of purchased material) in Q1 2023; Within the upper range of the Company's quarterly guidance of 2,300-2,800 tonnes

  The Company produced 9,563 tonnes and sold 513 tonnes of ilmenite concentrate in Q1 2024, respectively; Ilmenite sales were below Q1 2024 guidance due to operational and administrative delays; The Company expects sales to increase in the coming months and maintains its production and sales guidance for 2024

  The Company maintains its annual cost guidance for 2024; As a result of new cost reduction and productivity measures, the Company has lowered its cost guidance for H2 2024, however, it is expected that these cost savings will be offset by higher costs in H1 2024 as a result of the extended kiln maintenance period in Q1 2024

  Negotiations regarding the Company's previously announced signing of a non-binding letter of intent by Largo Clean Energy Corp. with Stryten Energy LLC to establish a 50:50 joint venture in the United States are ongoing

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces the implementation of extensive changes to reduce production costs and improve productivity at its Maracás Menchen Mine through several initiatives, including the reduction of haulage distances, costs of inputs as well as comprehensive review of all contracts. The Company will reduce the number of contractors by 20% in Q2 2024 and prioritize its capital expenditures for low-cost, high-return projects in order to optimize the use of cash. The Company also announces quarterly production of 1,729 tonnes of vanadium pentoxide ("V2O5") equivalent and sales of 2,765 tonnes V2O5 equivalent in Q1 2024.

As part of the plan to increase productivity, the Company plans to increase its annual crushing capacity by approximately 220,000 tonnes or 22% by the end of Q2 2024 following the installation of a mobile crusher, dry magnetic and wet magnetic separator from inventory, which is expected to compensate for lower grades and higher silica levels resulting from increased processing of disseminated vanadium ore. These actions are expected to maintain the Company's production capacity by providing the required throughput and grades needed to achieve its set production targets in accordance with its 2024 mining plan.

Also, starting in Q2 2024, the Company plans to feed its ilmenite plant with ilmenite feedstock from its non-magnetic ponds from ores processed in prior years. This action is expected to increase ilmenite production in 2024 as well as improve titanium dioxide ("TiO2") grades as non-magnetic material stored in the Company's ponds contain higher TiO2 grades than feedstock from current mine operations.

For the remainder of 2024, the Company expects a reduction of approximately BRL$48 million in operating expenditures and approximately BRL$12 million in ilmenite capital expenditures.

Celio Pereira, COO of Largo, Brazil, stated: "Maximizing operational output and reducing costs remain top priorities at Largo. We have identified several avenues for cost reduction at the Maracás Menchen Mine and we expect to realize the benefits of these initiatives in the second half of the year. When combined with our productivity improvement initiatives this year, these measures are expected to assist the Company in achieving its revised 2024 cost guidance and offset some of the impact of lower vanadium prices." He continued: "In Q1 2024, the operations team conducted the planned annual maintenance at the mine, which included the replacement of the kiln refractory as well annual maintenance actions performed in the crushing, milling, ilmenite, leaching and chemical sections of the plant. Following this maintenance, we also expect to remain within our annual production guidance of 9,000 to 11,000 tonnes of V2O5 for 2024."

Maracás Menchen Mine Operational and Sales Results

	Q1 2024	Q1 2023

Total Mined - Dry Basis (tonnes)	3,243,492	3,523,656
Total Ore Mined (tonnes)	604,231	341,967
Ore Grade Mined - Effective Grade (%)[2]	0.53	0.81

Concentrate Produced (tonnes)	74,986	78,695
Grade of Concentrate (%)	2.90	2.99
Global Recovery (%)[3]	70.5	83.0

V2O5 produced (Flake + Powder) (tonnes)	1,729	2,111
V2O5 produced (equivalent pounds) [2]	3,811,788	4,653,953
Total V2O5 equivalent sold (tonnes)	2,765	2,849
Produced V2O5 equivalent sold (tonnes)	2,609	2,604
Purchased V2O5 equivalent sold (tonnes)	156	245

Ilmenite concentrate produced (tonnes)	9,563	Nil
Ilmenite concentrate sold (tonnes)	513	Nil

Q1 2024 Production and Sales Overview

  Lower Expected Production in Q1 2024 Due to Kiln Refractory Maintenance: V2O5 production in January was 582 tonnes, with 276 tonnes produced in February and 871 tonnes produced in March, for a total of 1,729 tonnes produced in Q1 2024. Production in Q1 2024 was largely impacted by the replacement of the kiln refractory and associated restart of operations following the performed maintenance during the quarter. During this shutdown, the Company completed its yearly maintenance activities in the crushing, milling, ilmenite, leaching and chemical sections of the plant. In Q1 2024, global recoveries3 averaged 70.5%, being 15% lower than the 83.0% averaged in Q1 2023 and 11% lower than the 79.4% achieved in Q4 2023. Lower global recoveries3 achieved during Q1 2024 is largely attributable to the kiln refractory maintenance performed during the quarter. As part of its ongoing efforts to offset lower grades of ore mined in Q1 2024, the Company continued to increase mining throughput during the quarter to 604,231 tonnes with an effective V2O5 grade2 of 0.53%, compared to 341,967 tonnes with an effective V2O5 grade2 of 0.81% in Q1 2023. Total crushed ore also increased by 50% over Q1 2023 (344,265 tonnes) to 516,547 tonnes in Q1 2024 and 11% over the 465,619 tonnes crushed in Q4 2023.

  Sales Results in Q1 2024 In Line with Quarterly Guidance - Steel Sector Demand Remains Soft: V2O5 equivalent sales of 2,765 tonnes (inclusive of 156 tonnes of purchased material) was within the upper end of the Company's quarterly guidance range for Q1 2024 but represented a 3% decrease over the 2,849 tonnes sold in Q1 2023. Spot demand remained soft in Q1 2024, primarily due to ongoing adverse conditions in the Chinese and European steel sectors. The average benchmark price per pound of V2O5 in Europe was $6.44 in Q1 2024, a 38% decrease from the average of $10.39 seen in Q1 2023. The average benchmark price per kg of ferrovanadium in Europe was $27.96 in Q1 2024, a 30% decrease from the average of $39.46 seen in Q1 2023.

Revised 2024 Cash Operating Costs Excluding Royalties1

Cash operating costs excluding royalties ($ / lb V2O5 sold)[i]	Previous Q2		Previous Q3		Previous Q4		Unchanged 2024
	Low	High	Low	High	Low	High	Low 4.50	High 5.50
	4.15	5.15	4.75	5.75	4.75	5.75
	Revised Q2		Revised Q3		Revised Q4
	Low	High	Low	High	Low	High
	4.50	5.50	4.50	5.50	4.50	5.50
Ilmenite Concentrate Plant Capital Expenditures	Previous 2024				Revised 2024
	$3.2 - 3.8 million				$1.0 - 2.0 million

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on implementing an ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward looking statements") within the meaning of applicable Canadian and United States securities legislation. Forward‐looking statements in this press release include, but are not limited to: the achievement of operational stability; Largo's ability to improve cash flow in the future; implemented cost reduction measures; expected sales; diversifying the Company's product offering; optimizing operations, continued advancements at the Maracás Menchen Mine; the conclusion of the installation of Largo's battery project; and future commitments to purchase V2O5.

The following are some of the assumptions upon which forward-looking statements are based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium commodities; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to LCE; the availability of financing for operations and development; the ability to mitigate the impact of continuing heavy rainfall; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or LCE to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's most recent annual and interim MD&A, which also apply. Largo's most recent annual and interim MD&A are available on Largo's SEDAR+ profile at www.sedarplus.com.

Trademarks are owned by Largo Inc.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

3 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.